Two Roads Shared Trust

James Colantino

President

Direct Telephone: (631) 470-2603

Fax: (631) 470-2701

E-mail: jcolantino@ultimusfundsolutions.com

VIA EDGAR (Correspondence Filing)

U.S. Securities and Exchange Commission

Division of Investment Management – Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Attn: Mr. Jeffrey W. Long

(202) 551-6963

File Nos.: 811-22718; 333-182417

Series Name	FYE Reviewed
Conductor Global Equity Value ETF	10/31/2024
Redwood Managed Municipal Income Fund	10/31/2024
Redwood Managed Volatility Fund	10/31/2024
Holbrook Structured Income Fund	4/30/2024
Regents Park Hedged Market Strategy ETF	1/31/2024
Anfield Universal Fixed Income Fund	10/31/2024
Redwood AlphaFactor Tactical International Fund	10/31/2024
Redwood Systematic Macro Trend ("SMarT") Fund	10/31/2024
Holbrook Income Fund	4/30/2024
Tactical Dividend and Momentum Fund	7/31/2024

Dear Mr. Long:

On behalf of the Registrant, this letter responds to the comments you provided with respect to the above-referenced Trust. Your comments are set forth below, and each is followed by the Registrant’s response.

Redwood Funds
Comment 1:	The Notes to Financial Statements include both the average notional value of total return swap contracts during the reporting period as well as a narrative disclosure referring the reader to the schedule of investments and financial statements as a basis for determining the volume of derivative activity. Going forward, the narrative disclosure should be removed in lieu of the average notional disclosure during the period.
Response:	The Registrant will remove the additional narrative disclosure in future filings.

Redwood Funds
Comment 2:	Note 1 of the Footnotes to Financial Statements identify the funds as a “fund of funds”. Going forward, Item C.3.e of Form N-CEN should be checked identifying them as such.
Response:	The Registrant confirms that item C.3.e of Form N-CEN should have been marked indicating a fund of funds and will be going forward, if applicable.

Tactical Dividend and Momentum Fund
Comment 3:	Please confirm there were no long-term capital gain distributions from underlying investment companies during the period. Such distributions should be disclosed as a separate line item in the Statement of Operations.
Response:	The registrant confirms that there were no distributions of long-term capital gains from the underlying investment companies during the reporting period.

Regents Park Hedged Market Strategy ETF
Comment 4:	The Statement of Operations reflects an interest expense line item. Please explain what the interest expense relates to as there is no disclosure in the Notes to Financial Statements which is required if it relates to borrowings.
Response:	The interest expense disclosed in the Statement of Operations relates to broker margin interest charges on futures and written options activity of the Fund during the reporting period.

Anfield Universal Fixed Income Fund
Comment 5:	For the fiscal period ending 10/31/24, please confirm compliance with Section 19(a) of the Investment Company Act of 1940 with respect to return of capital distributions which are reflected in the Fund’s financial statements.
Response:	The distribution for this fund was not deemed to be a return of capital at the time of distribution in December 2023, and therefore no 19a-1 notice was issued. The return of capital determination for the fund was made subsequently in connection with the finalization of the Fund’s 10/31/24 annual report. It is not the Fund’s intention to distribute any return of capital.

Anfield Universal Fixed Income Fund
Comment 6:	The Schedule of Investments reflects investments in open-end mutual funds. In future filings, please be sure to include the share class for all open-end mutual funds.

Response:	The Registrant will include the share class for all open-end mutual funds in future filings.

Please contact me at (631) 470-2603 if you have any questions regarding the Registrant’s responses.

Sincerely,

/s/ James Colantino

James Colantino